

April 10, 2012

Via E-mail
Barbra E. Kocsis
Chief Financial Officer
Ortus Currency FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
4 World Financial Center
250 Vesey Street, 10th Floor
New York, NY 10080

> **Re: Ortus Currency FuturesAccess LLC**
> **Registration Statement on Form 10**
> **Filed March 14, 2012**
> **File No. 000-54623**

Dear Mr. Kocsis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Plan of Operation, page 2

1.   We note that the trading advisor currently implements the trading program for the fund primarily by trading F/X forward contracts. Please advise us whether the fund is exposed to any material counterparty credit concentrations through its investment in forward contracts.

The Trading Advisor, page 5

2.   Please clarify if the trading advisor is a registered commodities trading advisor.

Barbra E. Kocsis
Ortus Currency FuturesAccess LLC
April 10, 2012
Page 2

Other Funds Sponsored by the Sponsor, page 18

3.   Please revise to specify the number of funds focused on currency investing.
Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.   Please revise to include the city and state where the report was issued. Please see
        Rule 2-02 of Regulation S-X for reference.

Subsequent Events, page F-6

5.   Please revise this footnote or Item 2 to disclose the amounts of offering and
        organizational costs incurred since the balance sheet date, if material. Also, quantify
        the portion that will be paid by MLAI, if any.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Mark Borelli
         Sidley Austin LLP